Mail Stop 4561
								September 20, 2005

Patrice M. Lima
Vice President, Controller
Blue River Bancshares, Inc.
29 East Washington Street
Shelbyville, Indiana 46176

Re:	Blue River Bancshares, Inc.
	Item 4.02 Form 8-K
      Filed April 20, 2005
	Form 10-KSB for the fiscal year ended
	December 31, 2004
	Forms 10-QSB for quarterly periods ended
	March 31, 2005 and June 30, 2005
      File No.  000-24501

Dear Ms. Lima:

      We have reviewed your response letter dated August 30, 2005 and have considered the supplemental information provided by the company.
We have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K Item 4.02 Filed April 20, 2005

General

1. Please file in EDGAR your response letters dated August 23 and August 30, 2005 related to the review of this filing.


2. We note your response to the first bullet of prior comment 1
and
the background information provided in your response letter dated August 30, 2005. Please file an amended Form 8-K to include a brief description of the facts and events from the date of discovery of the
SFAS 91 error to your conclusion on April 14, 2005 regarding the non-
reliance on previously issued financial statements.  In your revised
disclosure, specify the date on which the auditors informed you of the error and include disclosure similar to that presented in page 2 of your response letter.  Specifically address why a Form 8-K Item
4.02 was not filed at the time of your 2004 Form 10-KSB filing.
3. We have  reviewed your response to prior comment 2 and note that
you have filed restated financial statements for the quarters ended
March 31, 2004 and June 30, 2004 in your Forms 10-QSB for the first
two quarters in 2005. Please file restated financial statements in an
amended Form 10-QSB for the quarter ended September 30, 2004 to disclose the correction of an error in accordance with paragraph 37 of APB Opinion No. 20.

Form 10-KSB For The Fiscal Year Ended December 31, 2004

Item 7. Financial Statements

4. We note your response to the second and third bullets of our prior comment 1. Please revise to disclose the following in the notes to the financial statements:

* identify the changes that were implemented in 2004 to your standard deferred cost procedures; and

* quantify the aggregate effect of the year-end adjustments that were made in the fourth quarter of 2004 to correctly report SFAS 91 cost deferrals in your 2004 financial statements, in accordance with paragraph 31 of APB 28.

Item 8A. Controls And Procedures
Evaluation Of Disclosure Controls And Procedures, page 21

5. We have reviewed your response to prior comment 3 and continue to believe that the current disclosure does not meet the requirements of
Item 307 of Regulation S-B. Please revise to expressly state whether or not the CEO and Controller concluded that your disclosure controls and procedures as of the end of the period covered by the report are effective or ineffective.




Forms 10-Q For The Quarterly Periods Ended March 31, 2005 And June
30, 2005
Item 1. Financial Statements

6. Please revise to label as `restated` columns for the quarterly periods in 2004 that have been restated.

Item 3. Controls And Procedures
Evaluation Of Disclosure Controls And Procedures, page 21

7. We have reviewed your response to prior comments 4, 5 and 6 and continue to believe that current disclosures do not expressly state unqualified conclusions of your CEO and Controller with respect to the effectiveness of disclosure controls and procedures at the "reasonable assurance" level. Accordingly we reissue our prior comments.

      As appropriate, please amend your filings and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with
marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	Questions may be directed to Chris Harley at (202) 551-3695 or me at (202) 551- 3423.


							Sincerely,


							Amit Pande
							Assistant Chief Accountant
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Ms. Patrice Lima
Vice President, Controller
Blue River Bancshares, Inc.
September 20, 2005
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